[LETTERHEAD OF DECHERT LLP]

                                     June 24, 2011

Via EDGAR

Mr. Dominic Minore

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:  The Saratoga Advantage Trust Form N-14

Dear Messrs. Minore and Rupert:

On behalf of The Saratoga Advantage Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on Friday, June 24, 2011, with regard to the Registrant’s Registration Statement on Form N-14 (the “N-14”), filed on May 24, 2011, in connection with the proposed reorganization (the “Reorganization”) of the Global Real Estate Investments Fund (the “Target Fund”) with and into the James Alpha Global Real Estate Investments Portfolio, a series of the Registrant (the “Acquiring Fund” and, together with the Target Fund, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (“1933 Act”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14.

1.

Comment:  Tandy representation.

Response:  In connection with the Registrant’s responses to the SEC Staff’s comments on the N-14, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.

 Comment:  Please add a statement to the prospectus noting that the difference between the Funds’ respective “Other Expenses” is exclusively due to contractual expense reductions without any adjustment for economies of scale.

Response:  The following sentence will be added as the new last sentence to the introductory paragraph immediately preceding the fee table in the proxy statement/prospectus:

“The difference between the Funds’ respective “Other Expenses” is due to contractual expense reductions and does not reflect any adjustment for economies of scale that may be realized from projected increases in Fund assets from their current level.”

3.

Comment:  Please add a statement to the prospectus noting that the recapture of fee waivers/expense reimbursements from the Target Fund will be carried forward to the Acquiring Fund under the same terms and caps that are currently in place for the Target Fund and include an estimate of that amount.

Response:  The following sentence will be added as the new last sentence of footnote (3) to the fee table in the proxy statement/prospectus:

“Fees waivers and expense reimbursements by the Target Fund will be carried forward to the Acquiring Fund under substantially the same terms and conditions, including the same fee cap of 2.75%, that are currently in place for the Target Fund.  As of June 23, 2011, the Target Fund had $719,426 in fees waived or reimbursed expenses subject to recoupment by the Manager.”

If you have any questions regarding the foregoing, please contact Stuart M. Strauss at 212-698-3529.

Sincerely,

/s/ Stuart M. Strauss

Comparison of Fees and Expenses

The following table compares the shareholder fees and annual operating expenses, expressed as a percentage of net assets (“expense ratios”), of the Target Fund with the shareholder fees and pro forma expense ratios of the Acquiring Fund.  Pro forma expense ratios of the Acquiring Fund give effect to the Reorganization.  The pro forma expense ratios shown project anticipated expenses but actual expenses may be greater or less than those shown.  The difference between the Funds’ respective “Other Expenses” is due to contractual expense reductions and does not reflect any adjustment for economies of scale that may be realized from projected increases in Fund assets from their current level ..

	Target Fund	Acquiring Fund Class A (Pro forma)
SHAREHOLDER FEES
Maximum Sales Charge on Purchases of Shares (as a % of offering price)	5.75%	5.75%
Sales Charge on Reinvested Dividends (as a % of offering price)	NONE	NONE
Maximum Contingent Deferred Sales Charge (as a % of offering price)	NONE	NONE
Redemption Fee on Shares Held 30 days or Less (as a % of amount redeemed)	2.00%	2.00%

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.20%	1.20%
Distribution and/or Service Rule 12b-1 Fees	NONE	0.25%
Other Expenses(1)	10.03%	1.38%
Acquired Fund Fees and Expenses(1)	0.01%	0.01%
Total Annual Portfolio Operating Expenses (before Expense Reduction/ Reimbursement)	11.24%(2)	2.84%(3)
Expense Reduction/ Reimbursement	(8.48)%	(0.08)%
Total Annual Portfolio Operating Expenses (After Expense Reduction/ Reimbursement)	2.76%(2)	2.76%(3)

 (1)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap.  The Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in the Target Fund’s prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in other investment companies.  Because the Acquiring Fund is new, Other Expenses and Acquired Fund Fees and Expenses of the Acquiring Fund are based on estimates for the current fiscal year.

(2)

The Manager and the Target Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Manager has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Target Fund (including all offering expenses, but excluding interest, brokerage commissions and extraordinary expenses), to the extent that they exceed 2.75% per annum of the Target Fund’s average daily net assets (the "Expense Limitation"). Acquired Fund Fees and Expenses are excluded from the Expense Limitation.  In consideration of the Manager's agreement to limit the Target Fund's expenses, the Fund has agreed to repay the Manager in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. Prior year expenses can only be recaptured if the current year expense ratio is less than the expense cap in place at the time the prior year expenses were waived.  The Expense Limitation Agreement will remain in effect unless and until the Board approves its modification or termination.  Additional information is available under “Management of the Fund” in the Target Fund’s prospectus.

(3)

Pursuant to an operating expense limitation agreement between the Manager and the Acquiring Fund, the Manager has agreed to limit its fees and/or absorb expenses of the Acquiring Fund to ensure that Total Annual Portfolio Operating Expenses (excluding front end and contingent deferred sales loads, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses)  for the Portfolio do not exceed 2.75% of the Fund’s average net assets for Class A shares through  December 31, 2014.   This operating expense limitation agreement can be terminated during its term only by, or with the consent of, the Acquiring Trust’s Board of Trustees.  The Manager is permitted to seek reimbursement from the Acquiring Fund, subject to limitations, for fees it waived and Fund expenses it paid during the three (3) years from the date that such fees were waived or expenses paid, as long as (1) the reimbursement for fees and expenses is made not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement does not cause the Expense Limitation to be exceeded.  The fees and expenses subject to recoupment by the Manager include both fees and expenses of the Acquiring Fund, as well as fees and expenses paid by the Target Fund, including Reorganization expenses, that were not reimbursed prior to the Reorganization.  Fees waivers and expense reimbursements by the Target Fund will be carried forward to the Acquiring Fund under substantially the same terms and conditions, including the same fee cap of 2.75%, that are currently in place for the Target Fund.  As of June 23, 2011, the Target Fund had $719,426 in fees waived or reimbursed expenses subject to recoupment by the Manager.